Exhibit 99.1

Just Energy Enters into Agreement with Clean Power Finance to
Address the U.S. Residential Solar Market
Just Energy Adds Solar to Competitive Retail Energy Offerings

TORONTO, January 12, 2015

Just Energy Group Inc. (TSX:JE) (NYSE:JE), a competitive retailer of natural gas and electricity, today announced the Company has entered into a comprehensive, long-term agreement with Clean Power Finance, Inc. (“CPF”) to sell residential solar electricity.

This agreement unites Just Energy’s strengths in customer acquisition and experience with CPF’s solar finance and fulfillment capabilities. CPF’s online platform allows Just Energy to sell residential solar finance products and connects the company with a national network of qualified solar installation professionals. Just Energy provides CPF’s network with a large solar sales pipeline, as well as access to Just Energy’s 1.6 million existing residential energy customers.

“This is an exciting event for Just Energy that begins to shape a key component of our future growth strategy,” said Deb Merril, co-CEO of Just Energy. “We believe we have secured an ideal solar partner that allows us to enter the solar market with a strategic approach that complements our existing core competencies and maintains our commitment to growing in a less capital intensive manner. Our customers will be able to access not only our current energy solutions, but also a long-term, environmentally sustainable solar solution.” Co-CEO James Lewis added, “While our core energy retail business remains healthy and growing, expansion into solar was clearly the next step in maximizing the value proposition Just Energy brings to our growing customer base. Our goal is to offer the best energy solutions possible to homeowners, and the expertise CPF brings to the partnership will allow us to hit the ground running.”

Just Energy will act as an originator of residential solar deals that are financed and installed via CPF, according to the terms of the agreement.  Just Energy will also be able sell complementary energy management solutions to solar customers. Additionally, the agreement provides Just Energy the option to participate in certain minority portions of project equity, which provide attractive 20-year returns on project assets.

“Just Energy excels at helping millions of homeowners manage their energy needs,” said Nat Kreamer, CEO of CPF.  “We are excited to work with Just Energy to help millions more do so with solar electricity.”

Just Energy and CPF plan to roll out the solar program beginning in the first calendar quarter of 2015 in New York and California, before expanding the offering into key target solar markets across North America.

About Just Energy Group Inc.:
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves close to two million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price and price-protected energy programs, smart thermostats, and solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy, and Tara Energy. Visit www.justenergygroup.com to learn more. Also, find Just Energy Group on Facebook and follow us on Twitter @JustEnergyGroup.

About Clean Power Finance
Clean Power Finance (CPF) is a financial services and software provider for the U.S. residential solar industry. CPF’s financing platform connects institutional investors with solar sales and installation companies in eleven states. CPF’s software, CPF Tools®, helps solar professionals in all 50 states design, quote and sell solar deals. Solar professionals use CPF to access a variety of third-party owned residential solar finance products, including power purchase agreements (PPAs), leases, PACE products and loans. Investors and lenders use CPF to invest in solar assets that provide reliable rates of return with managed risk. Founded in 2006, CPF has raised more than a billion dollars of project financing from third-party solar investors that include major corporations, electric power companies and financial institutions. To learn more about CPF, please visit www.cleanpowerfinance.com.

Forward Looking Statements

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers.

Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

Investor Contact:

Patrick McCullough, Just Energy
Chief Financial Officer
713-933-0895
pmccullough@justenergy.com

Michael Cummings, Alpha IR
Investor Relations
617-982-0475
michael.cummings@alpha-ir.com

Media Contact:

Al Shulman, Just Energy
Vice President, Marketing
905-795-4219
ashulman@justenergy.com